UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

October 2013 Up 9.1% Year over Year

Mexico City, November 5, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for October 2013 increased by 9.1 % when compared to October 2012.

This announcement reflects comparisons between October 1 through October 31, 2013 and 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	October 2012	October 2013	% Change
Cancún	356,043	369,863	3.9
Cozumel	5,817	5,665	(2.6)
Huatulco	27,948	24,331	(12.9)
Mérida	92,691	108,655	17.2
Minatitlán	12,020	17,623	46.6
Oaxaca	36,459	39,581	8.6
Tapachula	12,330	13,038	5.7
Veracruz	75,465	79,955	5.9
Villahermosa	82,504	83,336	1.0
Total Domestic	701,277	742,047	5.8

International
Airport	October 2012	October 2013	% Change
Cancún	577,187	654,857	13.5
Cozumel	11,990	11,861	(1.1)
Huatulco	956	996	4.2
Mérida	6,230	7,168	15.1
Minatitlán	418	598	43.1
Oaxaca	2,899	3,375	16.4
Tapachula	453	610	34.7
Veracruz	7,231	6,483	(10.3)
Villahermosa	4,482	4,982	11.2
Total International	611,846	690,930	12.9

Total
Airport	October 2012	October 2013	% Change
Cancún	933,230	1,024,720	9.8
Cozumel	17,807	17,526	(1.6)
Huatulco	28,904	25,327	(12.4)
Mérida	98,921	115,823	17.1
Minatitlán	12,438	18,221	46.5
Oaxaca	39,358	42,956	9.1
Tapachula	12,783	13,648	6.8
Veracruz	82,696	86,438	4.5
Villahermosa	86,986	88,318	1.5
ASUR Total	1,313,123	1,432,977	9.1

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: November 5, 2013